

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 7, 2008

<u>Via U.S. Mail and Fax</u>

Mr. Patrick McCready
Chief Financial Officer
Channell Commercial Corp.
26040 Ynez Road
Temecula, CA 92591

> **RE: Channell Commercial Corporation**
> **Forms 10-K for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007 and**
> **Form 10-Q for the quarters ended September 30, 2007**
> **Filed November 14, 2007**
> **File No. 0-28582**

Dear Mr. McCready:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director